Exhibit 10.1

[LEXICON PHARMACEUTICALS LETTERHEAD]

May 4, 2009

Personal and Confidential
Mr. Ajay Bansal
[Address]

Dear Ajay:

The management and board of directors of Lexicon believe you have the personal and professional attributes required to make a significant contribution to the future of medicine as a member of our team.   Therefore, I am pleased to offer you the position of executive vice president, corporate development and chief financial officer to support Lexicon in fulfilling its mission: to discover and develop breakthrough treatments for human disease.

In this position, you will be responsible for leading Lexicon’s finance and corporate development efforts. You will be an executive officer reporting to the president and chief executive officer, and will serve as a member of Lexicon’s executive management committee.  Your place of employment will be at Lexicon’s headquarters in The Woodlands, Texas.

The terms under which we are offering you this position are outlined below:

Base Salary

You will receive a monthly base salary of $28,333.33 ($340,000 per year), paid in accordance with our standard payroll policies.  We currently pay salaried employees on the 15th and last day of each month.

Bonus Arrangements

You will be eligible for an annual bonus with a bonus target (i.e., the amount payable if all objectives are fully achieved) of 35% of your annual base salary.  The actual amount of your bonus will be determined by the compensation committee of the board of directors in consultation with the president and chief executive officer, based upon achievement of individual and corporate objectives established at the beginning of each year.  As is the case with all Lexicon officers, decisions regarding the payment of bonuses are subject to the discretion of the compensation committee of the board of directors.

We expect typically to make bonus determinations following the end of the calendar year to which the bonus relates, and to pay bonuses, if any, shortly after such determinations are made.

Stock Options

Subject to the approval by the compensation committee of the board of directors, you will receive options under our equity incentive plan giving you the right to purchase 250,000 shares of Lexicon’s common stock at an exercise price equal to the fair market value of the common stock (as fair market value is defined in the plan) on the date you commence employment with the company.  The options will vest and become exercisable with respect to (1) 25% of the shares subject to the option on the first anniversary of your employment with the company and (2) 1/48th of the shares subject to the option each month thereafter. The options will have a ten-year term and will be subject to the terms and conditions of the plan and our standard form of stock option agreement for company officers, which you will receive when the options are granted.

Benefits

You will be eligible to participate in the employee benefit plans we make available to our employees generally, which currently include health, dental, vision, life and disability insurance, as well as a 401(k) retirement plan.  We currently make matching contributions under our 401(k) plan in an amount equal to 50% of an employee’s contributions up to five percent of salary.  We will provide you with life insurance coverage under our group term policy that provides for a death benefit of two times your annual salary.

Paid Time Off

You will be entitled to four weeks paid time off under our employee paid time off policy.

Severance

In the event your employment is terminated without “cause” by the company, you will be entitled to receive, and the company shall be obligated to pay, salary continuation payments (pursuant to the company’s normal payroll procedures) in an amount equal to your then-current base salary for a period of 12 months following such termination.  For purposes of the foregoing, termination for “cause” shall mean termination of employment directly resulting from (1) intentional misconduct causing a material violation by the company of any state or federal laws, (2) a theft of corporate funds or corporate assets or in a material act of fraud upon the company, (3) an act of personal dishonesty that was intended to result in personal enrichment at the expense of the company, (4) conviction of a felony; and

Subject to the payment obligations of the company, if any, under the preceding paragraph of this letter, this letter does not create any term of employment, and both you and the company will be free to terminate your employment at any time for any reason.

Start Date

We expect that you will begin work on or about June 1, 2009, or at an earlier date to be mutually agreed upon.

Relocation Assistance

Lexicon will provide you with a total of $75,000 to assist you in your relocation to The Woodlands, payable promptly following your start date.  This amount will include the company’s payment or reimbursement of your moving expenses that may be excluded from your taxable income, with the balance, less applicable taxes, to be used at your discretion.

In addition to the foregoing amounts, Lexicon will pay the expenses of two trips of reasonable duration for you and your family to locate suitable housing in The Woodlands.

Preexisting Business and Personal Obligations

We understand that you have an existing consulting obligation that may require you to take a brief unpaid leave in order to make a trip in June 2009, completing this consultancy and all associated work within the quarter.  Subject to this exception due to a preexisting obligation, you will be subject to the same policy that applies to all Lexicon officers which requires pre-approval for any arrangement involving service on the board of directors (or similar governing body) of, or as a consultant to, any third party business.

We also understand that you expect to take approximately one week of unpaid leave in connection with a family trip in July 2009 that is not expected to overlap with Lexicon’s board of directors’ meeting scheduled for July 22 and 23, 2009.

Proprietary Information Agreement

We consider the protection of our confidential information and proprietary rights to be very important.  As a result, our offer of employment is conditioned upon your signing our standard form of Employee Proprietary Information Agreement.

If you have any questions regarding this offer or our employee benefits plans, please contact Steven A. Tragash, vice president of corporate affairs, at (281) 863-3787. If you find this offer to be acceptable, please indicate your acceptance by signing and returning one of the two copies of this letter on or before May 15, 2009.

We believe that this offer represents an excellent opportunity, and that you have the experience, intellect, drive, engaging personality, appreciation for team play and demonstrated effectiveness which make you a “natural” to join Lexicon on its profound mission. Ajay, I believe you will enjoy you working with us and that you will thrive at Lexicon. I hope you sense the same.

Sincerely,

/s/ Arthur T. Sands

Arthur T. Sands, M.D., Ph.D. President and Chief Executive Officer

Accepted and agreed:

/s/ Ajay Bansal
Ajay Bansal

Date: May 5, 2009